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                                 Exhibit 10.16

Board of Directors                                   October 27,2005
LSB Corporation, Inc.

Ladies and Gentlemen

I am delighted to hear that the Search Committee has identified a candidate to succeed me as CEO of our Company. I understand the candidate will be available on January 3, 2006. AS you know, I am currently scheduled to retire as President and CEO on December 31, 2006.

Under the circumstances, I believe it would be preferable, in the interests of our Company, for me to step down early from the offices of President and CEO and a Director of LSB Corporation and Lawrence Savings Bank (and any affiliates thereof) and to assume an advisory and supportive role as an employee of the Company and the Bank effective January 2,2006, provided arrangements can be made to insure that I am not prejudiced by this action in terms of compensation or benefits.

In accordance with my Employment Agreement, I would continue to receive my salary through December 31,2006 in bi-weekly payments, as currently paid. In addition, I will continue to receive my current employee benefits. These include health insurance (BC/BS), life insurance, dental insurance, vision insurance, long term disability insurance, use of an automobile and reimbursement of related expenses, matching contributions to my 401k plan and certain club membership and related fees.

As in recent years, I will receive a bonus equal to 20% of my salary, to be paid with my first paycheck in January, 2006. Also as in past years, I will also receive a 5% salary increase effective the first paycheck following my next employment anniversary date.

As you know, in my role as President and CEO of the Company, I have served on many community boards of directors and on several banking industry boards of directors, and have received fees for such service in addition to my compensation from the Company. I would resign from these boards contemporaneously with my resignation as President and CEO of the Company. As compensation, I will receive payment from the Company in lieu of estimated annual directors' fees for 2006 in the amount of $6,100. This amount will be included with my first paycheck from the Company following my resignation from the boards.

As in the past, under my Employment Agreement, I will be reimbursed for my annual physical examination expense that exceeds my medical insurance coverage in 2006. In addition, I will continue to be reimbursed promptly for any expenses I incur in performing any services for the Bank or LSB Corporation.

My employment agreement, as amended by this letter, will remain in effect through December 31,2006. At the conclusion of my employment, I will be afforded the opportunity to purchase from the Company for $1.OO the car that has been assigned to me.
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Provided these arrangements can be made, I would prefer, in the interests of our
Company, to step down early AS President and CEO and a Director and to assume an advisory and supportive role in order to accommodate a smooth transition at the CEO position in our Company.


Very truly yours,

/s/ Paul A. Miller
Paul A. Miller